Exhibit 99.(a)(34)

From:	Human Resources
To:	All Employees Holding Options
Date:	May 30, 2006
Re:	1 Business Day Left to Make Election in Voluntary Exchange Offer

The Voluntary Exchange Offer (VEO) is expected to close at midnight EDT on May 31, 2006. Time is running out. You have one business day left to make an election in the VEO. If you have not yet made a decision about whether to participate in the VEO, you may wish to call the VEO Information Line and speak with an Ernst & Young representative about your individual option history. We expect that call volumes to the VEO Information Line will continue to increase each day through the end of the offer period and encourage you to call now. All VEO materials can be downloaded at http://HR.CBS.com or on IKE at https://ike.cbsradio.com.

The VEO Information Line is available from 9:00 a.m. EDT to 8:00 p.m. EDT, Monday through Friday, during the offer period and can be reached toll-free at (800) 259-3638 or (201) 872-5800 from an international location. On May 31, the VEO Information Line will be available until midnight EDT for the recording of elections only. Ernst & Young representatives will be available to discuss your personal situation with you until 8:00 PM EDT on May 31.

Legal Notice

CBS Corporation (‘‘CBS’’) has commenced the Voluntary Exchange Offer to which this communication pertains. Holders of CBS stock options are strongly advised to read the Offer to Exchange filed on Schedule TO (Tender Offer) and the other documents related to the Voluntary Exchange Offer filed with the Securities and Exchange Commission because they contain important information. Holders of CBS stock options may obtain copies of these documents for free at the Securities and Exchange Commission website at www.sec.gov or from CBS's Human Resources department.